Exhibit 35.4

Annual Statement as to Compliance
For the Year Ended December 31, 2019

Citigroup Commercial Mortgage Securities Inc.,
Series 2016-GC37

Pursuant to Section 3.01 (32) of the Subservicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

i.	A review of the activities and performance of Berkadia as Subservicer during the period has been made under my supervision.
ii.

To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia,

Mark E. McCool
President

February 10, 2020

Inv. 823 Lib. A